Exhibit 4.16

AUTHORIZATION INSTRUMENT No. 520/2012/SPV-ANATEL

INSTRUMENT OF GRANT OF AUTHORIZATION FOR USE OF RADIO FREQUENCIES BLOCKS ASSOCIATED TO PERSONAL MOBILE SERVICE—SMP ENTERED INTO BY AND BETWEEN THE TELECOMMUNICATIONS NATIONAL AGENCY – ANATEL AND TNL PCS S.A..

By this private instrument, on the one part the TELECOMMUNICATIONS NATIONAL AGENCY—ANATEL, hereinafter referred to as ANATEL, an entity member of the FEDERAL GOVERNMENT, pursuant to Federal Law No. 9.472, of July 16, 1997, General Law of Telecommunications—LGT, registered with the General Taxpayers Register of the Ministry of Finance (CGC/MF) No. 02.030.715/0001-12, hereby represented by the Chairman of the Board of Directors, JOÃO BATISTA DE REZENDE, and on the other part, TNL PCS S.A., National Corporate Taxpayers Register CNPJ No 04.164.616/0001-59, herein represented by its President, FRANCISCO VALIM TOSTA FILHO, Brazilian, married, business administrator, bearer of Identity Card—RG No. 10068552-72 and Individual Taxpayer Register of the Ministry of Finance—CPF/MF No. 355.827.150-53 and its Officer, JOÃO DE DEUS PINHEIRO DE MACÊDO, Brazilian, married, engineer, bearer of Identity Card No. 00560064-20and Individual Taxpayer Register of the Ministry of Finance—CPF/MF No. 060.055.275-68, hereinafter referred to as AUTHORIZED PARTY, hereby enter into this INSTRUMENT OF GRANT OF AUTHORIZATION FOR USE OF RADIO FREQUENCIES BLOCKS, hereinafter referred to as Instrument, as approved by its Board of Directors by Act No. 5.955, of October 11, 2012, published in the Federal Official Gazette – D.O.U. of October 16, 2012, which shall be governed by the rules and sections below:

Chapter I

Subject Matter, Area and Term of the Authorization

Section 1.1 – The subject matter of this Instrument is the grant of Authorization for Use of Radio Frequencies Blocks, on a non-exclusive and primary basis, in the Radio Frequency Sub-bands 2.500 to 2.510 MHz / 2.620 to 2.630 MHz and 2.540 to 2.550 MHz /2.660 to 2.670 MHz, associated to the Authorization to provide Personal Mobile Service—SMP, according to the Table below.

Table 1

Allotment	Provision Area	Associated Radio Frequency Sub-bands	Service	Validity of the authorization for use of the radio frequencies	Amount
5	Regions I of PGA- SMP	2.540 to 2.550 MHz / 2.660 to 2.670 MHz	SMP	10/18/2027	R$181,041,150.01
150	In National Code 88, the following municipalities: Barbalha, Caririaçu, Crato, Juazeiro do Norte, Missão Velha and Sobral.	2.500 to 2.510 MHz / 2.620 to 2.630 MHz		02/16/2015	R$233,566.20
173	In National Code 95, the following municipalities: Boa Vista.			12/15/2015	R$105,687.73
210	Municipalities with National Code 96.			18/10/2027	R$1,181,000.00
211	Municipalities with National Code 71, except: Candeias, Itaparica, Lauro de Freitas, Madre de Deus, Salvador, Simões Filho and Vera Cruz.			06/14/2014	R$257,263.16
231	Municipalities with National Code 94.	2.500 to 2.510 MHz / 2.620 to 2.630 MHz	SMP	18/10/2027	R$2,659,000.00
233

Municipalities with National Code 81, except: Abreu e Lima, Cabo de Santo Agostinho, Camaragibe, Jaboatão dos Guararapes, Moreno, Olinda, Paulista, Recife, São Lourenço da Mata, Agrestina, Caruaru and

São Caitano.

				10/21/2013	R$415,386.72
241	Municipalities with National Code 95, except: Boa Vista.			12/15/2015	R$62,107.33
Total Amount				R$185,955,161.15

Section 1.1.1—The Grant of Authorization for Use of Radio Frequencies Blocks is a linked administrative act, associated with the granting, permission or authorization for the provision of telecommunication service, attributing to the interested party, for a definite term, the right to use the radio frequencies, under the legal and regulatory conditions.

Chapter II

Term of Effectiveness

Section 2.1 – This Authorization for Use of Radio Frequencies Blocks is issued for the term according to the table above, as from the date of publication of the excerpt hereof in the D.O.U. (Federal Official Gazette), for consideration, associated with the Authorization to provide [Personal Mobile Service—SMP, issued by Act No. 15.440 of March 1, 2001, published in the Federal Official Gazette – D.O.U., of March 2, 2001, and INSTRUMENT OF SERVICE AUTHORIZATION No. 001/2001/PVCP/SPV – ANATEL, of March 12, 2001, published in the Federal Official Gazette (D.O.U.) on March 13, 2001, renewable, only once, for fifteen (15) years, for consideration, with its term of effectiveness conditional upon the maintenance of the requirements set forth in this Instrument.

Paragraph 1 – The radio frequency shall be used on a primary basis and restrictively to the respective Provision Area.

Paragraph 2 – The right to use the radio frequencies is conditional upon the effective and proper use thereof.

Paragraph 3 – Sharing of the radio frequencies, when not implying harmful interference nor imposing limitation to the provision of the Personal Mobile Service—SMP may be authorized by ANATEL.

Chapter III

Price of the Grant of Authorization for Use of Radio Frequencies Blocks

Section 3.1 – The amount of the grant of authorization for use of the radio frequency in Sub-bands 2.500 to 2.510 MHz /2.620 to 2.630 MHz and 2.540 to 2.550 MHz /2.660 to 2.670 MHz, the subject matters of this instrument is one hundred and eighty-five million, nine hundred and fifty-five thousand, one hundred and sixty-one Reais and fifteen cents (R$185,955,161.15), to be paid as follows:

a) The total amount or, at least, ten percent (10%) of such amount shall be paid on the execution date of this Authorization Instrument, and the amount to be paid shall be adjusted by IGP-DI (General Price Index—Domestic Supply by Getúlio Vargas Foundation) variation, from the delivery date of the Identification Documentation and Tax Good Standing, Price Proposals and Qualification Documentation up to the date of actual payment, in case the payment is made after twelve (12) months, from the delivery date of the Identification Documentation and Tax Good Standing, Price Proposals and Qualification Documentation;

b) The remaining amounts, totalizing at most ninety percent (90%) shall be paid in six equal and annual installments, due, respectively, within up to thirty-six (36), forty-eight (48), sixty (60), seventy-two (72), eighty-four (84) and ninety-six (96) months counted from the publication date in D.O.U. of the excerpt of this Authorization Instrument, and the amount shall be adjusted by IGP-DI variation, from the delivery date of the Identification Documentation and Tax Good Standing, Price Proposals and Qualification Documentation up to the date of actual payment.

b.1) In case the payment is made after twelve (12) months, from the delivery date of the Identification Documentation and Tax Good Standing, Price Proposals and Qualification Documentation, the amounts provided for in item “b” shall include, in addition to IGP-DI variation, simple interest of one percent (1%) per month, on the adjusted amount, from the date of publishing in Federal Official Gazette—D.O.U. of the excerpt of the Authorization Instrument.

Paragraph 1 – Should the remaining term of this authorization be less than eight (8) years, the amount shall be distributed in at most six (6) equal and annual installments in order to be fully paid before the maturity date of the first term of such granting.

Section 3.2—The AUTHORIZED PARTY, in order to extend the right to use the radio frequencies associated with the Authorization to provide the SMP, shall pay, every two years, during the extension period, a lien corresponding to two percent (2%) of its revenue from the year prior to the SMP payment year, net of taxes and social contributions, and, in the 15th year, the AUTHORIZED PARTY shall pay 1% of its prior year revenue.

Paragraph 1 – In the calculation of said amount in the main provision of this Section, the net revenue resulting from the application of the Service Plans, Basic and Alternative, as well as the revenues resulting from the amounts by the remuneration of the use of its networks, regardless of the radio frequency to be extended.

Paragraph 2 – The percentage referred to in the main provision of this Section shall always be calculated relatively to the net revenue of the tax and social contribution deductions, calculated between January and December of the prior year and obtained from the financial statements prepared as accounting main principles approved by the AUTHORIZED PARTY’s Management and audited by independent auditors, and the payment shall be due on April 30 of the year following the lien calculation year.

Paragraph 3 – The first lien installment shall be due according to the table below, calculated considering the net revenue calculated from January 1st to December 31st of the previous year, and the following installments shall be due every twenty-four months, according to the calculation basis of the prior year revenue.

Table 2

Allotment	Validity of the authorization for use of the radio frequencies	Period of the Ascertained Net Revenue	Maturity Date of the 1st installment of the contract lien
5	10/18/2027	01/01/2028 to 12/31/2028	04/30/2029
150	02/16/2015	01/01/2016 to 12/31/2016	04/30/2017
173	12/15/2015	01/01/2016 to 12/31/2016	04/30/2017
210	10/18/2027	01/01/2028 to 12/31/2028	04/30/2029
211	06/14/2014	01/01/2015 to 12/31/2015	04/30/2016
231	10/18/2027	01/01/2028 to 12/31/2028	04/30/2029
233	10/21/2013	01/01/2014 to 12/31/2014	04/30/2015
241	12/15/2015	01/01/2016 to 12/31/2016	04/30/2017

Paragraph 4—Delay in payment of the charge provided for in this Section shall imply charge of a default fine of zero point thirty-three percent (0.33%) per day capped at twenty percent (20%), without prejudice to monetary variation and interest as provided for in Section 3.1, paragraph “b”), until the actual date of payment, to be applied on the amount of the debt considering all of payment delay days.

Paragraph 5 – Failure to pay the amount stipulated in this section may imply the forfeiture of the Authorization for Use of Radio Frequencies Blocks, regardless of the application of other penalties provided for in ANATEL Regulations.

Paragraph 6—The percentage referred to in the main provision shall be applied in the interval of extension of the rights to use the radio frequencies, regardless of the Radio Frequencies referred to by the extension.

Paragraph 7—In any of the situations leading to the termination of the Authorization, the amount of the installments paid for this award and the amount of the guarantee of performance of the Scope Commitments shall not be refunded.

Paragraph 8—The installments to be due under this award shall be deemed payable in proportion to the period during which the radio frequency is available to the provider, and ANATEL may begin a new bidding procedure that is subject matter of this authorization.

Paragraph 9 – In addition to the guarantee of performance of the Scope Commitments, in case of non-compliance with the Scope Commitments, the AUTHORIZED PARTY shall be subject to a Procedure for Verification of Non-Compliance of Obligations – PADO that shall lead ANATEL to decide the sanction applicable to the situation verified.

Section 3.3 – The requirement for the extension of the right to use the radio frequencies shall be sent to ANATEL under Article 167, paragraphs 1 and 2, of LGT.

Sole Paragraph – In cases in which the effectiveness of the authorization for use of the radio frequency is below the term established in Article 167, paragraphs 1, of LGT, the interested party shall submit the request for extension within up to sixty (60) days as from the publication date of this Instrument in the Federal Official Gazette—D.O.U.

Section 3.4 – ANATEL is hereby authorized to file a new proceeding for granting authorization to use the radio frequencies subject matter hereof, if the extension requirement is not timely prepared.

Chapter IV

ANATEL’s Privileges

Section 4.1 – Without prejudice to other regulatory provisions, ANATEL shall:

I – enforce the applicable rules and regulations and those that, during all the effectiveness of this Instrument, may be issued;

II – prevent behaviors harmful to free competition;

III – preclude the economic concentration, including imposing restrictions, limitations and conditions to this Instrument;

IV – manage the spectrum of radio frequencies, applying legal and regulatory penalties;

V – terminate this Instrument in the cases set forth herein and in the applicable laws.

Section 4.2 – ANATEL may determine that the AUTHORIZED PARTY causes to promptly cease the broadcast of any telecommunication station causing harmful interference to the telecommunication services regularly provided, until the interference is ceased.

Chapter V

General Conditions of the Grant of Authorization for Use of Radio Frequencies Blocks

Section 5.1 – The Grant of Authorization for Use of Radio Frequencies Blocks may only be associated to the authorization for exploitation of the SMP.

Section 5.2 – The AUTHORIZED PARTY undertakes to strictly abide by the regulations governing the Authorization for Use of Radio Frequencies Blocks hereby granted, subject to the new rules and to any amendments thereto that may be edited.

Section 5.3 – The AUTHORIZED PARTY shall not have vested right to maintain the conditions existing on the date of signature of this Instrument, and shall observe the new conditions that may be imposed by law or by the regulation to be edited by ANATEL.

Section 5.4 – The AUTHORIZED PARTY shall ensure that the installation of the telecommunication station, as well as its extension, is in compliance with the regulatory provisions, especially the limitations related to the distance of airports, airdromes, radio direction finder stations and indigenous areas.

Section 5.5 – The installation, operation and deactivation of telecommunication station shall comply with the provisions in the regulations.

Section 5.6 – The AUTHORIZED PARTY shall use the respective blocks on its own account and risk, and it shall be solely liable for any losses resulting from such use.

Section 5.7 – The AUTHORIZED PARTY is solely liable for any damage that it may cause to its users or to third parties as a result of the use of the respective blocks, with no liability to ANATEL.

Section 5.8 – The equipment composing the telecommunication stations of the systems shall have the certificate issued or approved by ANATEL, according to the applicable law.

Section 5.9 – The AUTHORIZED PARTY shall comply with the following provisions established in EXHIBIT III-D of Invitation to Bid No. 004/2012/PVCP/SPV-ANATEL:

Section 5.9.1 – The AUTHORIZED PARTY shall coordinate the radio frequency with the other Authorized Parties in the band from 2.500 MHz to 2.690 MHz or in the adjacent bands, in the manner determined by the Regulations on the Conditions for Use of the Radio Frequencies in the Bands from 2.170 MHz to 2.182 MHz and from 2.500 MHz to 2.690 MHz, especially in articles 13 to 19.

I – Whenever all possibilities of agreement between those involved in the previous coordination process as mentioned in Section 5.9.1 are exhausted, the Agency, upon request by one of the parties, shall determine the sharing conditions, according to article 20, of the Regulations on the Conditions for Use of the Radio Frequencies in Bands from 2.170 MHz to 2.182 MHz and from 2.500 MHz to 2.690 MHz, approved by Resolution No. 544, of August 11, 2010.

II – The AUTHORIZED PARTY operating in Radio Frequency Sub-bands 2.570 MHz to 2.620 MHz shall guarantee a safety band within its Authorized Sub-band, guaranteeing that the spurious signals from their systems do not affect the use of the other blocks of the authorized systems to operate in the adjacent Radio Frequency Sub-bands, according to article 14, of the Regulations on the Conditions for Use of the Radio Frequencies in the Bands from 2.170 MHz to 2.182 MHz and from 2.500 MHz to 2.690 MHz, approved by Resolution No. 544, of August 11, 2010.

III—The AUTHORIZED PARTY operating in Radio Frequency Sub-bands 2.620 MHz to 2.690 MHz shall previously coordinate with the aeronautic radio navigation systems that operate in Radio Frequency Sub-bands from 2.700 MHz to 2.900 MHz under the terms of the Regulations on the Conditions for Use of the Radio Frequencies, approved by Resolution No. 259, of April 19, 2001.

IV – The Agency shall determine the cases in which the coordination works shall be grounded on electromagnetic measurements in simulations of experimental operation in possible location points of the stations. In such type of coordination, the protection against interferences caused by the operations of the other authorizations in Radio Frequency Sub-bands 2.500 MHz to 2.690 MHz shall be considered.

V—The AUTHORIZED PARTY that was granted the use of sub-bands including radio frequencies in the bands from 2.655 MHz to 2.690 MHz shall exert efforts to protect the radio astronomy systems existing in the authorized Provision Area, with due regard for the contents of the Plan for Attribution, Use and Distribution of Frequency Bands in Brazil.

VI – The location of the stations including radio astronomy systems to be considered are listed below:

Location	Latitude	Longitude
Euzébio (CE)	3º 52’ 39,5” S	38º 25’ 34,4” W
São José dos Campos (SP)	23º 12’ 29“S	45º 51’ 35” W
Cachoeira Paulista (SP)	22º 41’ 12,8” S	44º 59’ 7,3” W
Cachoeira Paulista (SP)	22º 32’ 29” S	44º 59’ 7,3” W

Section 5.9.2 – The coordination shall also consider interferences in connection with systems operated in countries that border Brazil.

Section 5.9.3 – The industrial exploitation of the means may be carried out for provision of the services for which the sub-bands are intended, as long as using the same network infrastructure that is operating on a primary basis.

Section 5.9.3.1 – The industrial exploitation of the means provided for in the previous item may only be carried out for provision of the same services for which the involved providers were granted authorization.

Chapter VI

Availability of Authorization for Use of Radio Frequencies Blocks

Section 6.1 – The right to use the radio frequencies blocks referred to in this Chapter suppress ANATEL’s privilege to change its intention or to order the change of capacity or other technical features.

Section 6.2 – Unreasonable non-use of the radio frequencies blocks shall subject the AUTHORIZED PARTY to the applicable penalties, according to the regulations.

Chapter VII

Transfer of the Authorization for Use of Radio Frequencies Blocks

Section 7.1 – The authorization for use of radio frequencies blocks without the corresponding transfer of the authorization to provide the service connected therewith is non-transferable.

Section 7.2 – The authorization for use of radio frequencies blocks shall terminate upon its final term or in case of its irregular transfer, as well as upon forfeiture, laches, waiver or annulment of the authorization to provide telecommunication service using it.

Chapter VIII

No Obligation to Continue and Waiver Right

Section 8.1 – This Instrument does not impose to the AUTHORIZED PARTY the obligation to continue the use of the respective blocks, entitling it to the waiver right pursuant to the provisions of article 142, Law No. 9.472, of 1997, subject to the provisions of this Instrument.

Paragraph 1 – The waiver right does not suppress the AUTHORIZED PARTY’s obligation to guarantee to the users, as provided for in this Instrument and in the regulations, prior knowledge regarding the interruption of the use of the authorized radio frequencies blocks.

Paragraph 2 – The waiver right also does not suppress the AUTHORIZED PARTY’s obligation to comply with the commitments of the society’s interest undertaken by it upon execution of this Instrument.

Chapter IX

Inspection

Section 9.1 – The AUTHORIZED PARTY shall allow to ANATEL’s agents, at any time, free access to the equipment and facilities and shall provide them with all documents and information required to the performance of the inspection activities.

Sole Paragraph – The AUTHORIZED PARTY may designate a representative to accompany the inspection agents in their visits, inspections and activities.

Section 9.2 – The AUTHORIZED PARTY hereby undertakes to pay the inspection fees pursuant to the provisions of the law, especially the Installation and Operation Inspection Fees.

Sole Paragraph – The inspection fees shall be paid according to the table in Exhibit I of Law No. 5.070, dated July 7, 1966, as amended.

Chapter X

Scope Commitments and Purchase of National Technology Product

Section 10.1—The AUTHORIZED PARTY shall comply with the Scope Commitments defined in EXHIBIT I, II-A, II-B and II-C of this Instrument, with due regard for the authorized radio frequency sub-bands and the respective provision areas according to Table 1.

Section 10.2—The municipalities to be served with the authorized sub-bands are defined according to the list of EXHIBIT III and EXHIBIT IV of this Instrument.

Section 10.3 – On every year relating to the compliance with the scope commitments, the AUTHORIZED PARTY shall send to Anatel, in the first (1st) business day of October, a correspondence informing which municipalities were served and which shall be served until the end of the year, for purposes of commencement of the verification by the Agency of compliance with the Scope Commitments.

Section 10.4 – At the end of each period of compliance with the Scope Commitments, the provider shall send a correspondence with the summary of all municipalities that were covered, which ones were served in advance and which were not served. In the last case, if there is a reason for such non-compliance, such data shall be sent to Anatel for analysis.

Section 10.5 – Anatel may, at any time, request to the AUTHORIZED PARTY a list with the service provision estimate that shall include the municipalities to be served and the respective terms for provision of service.

Section 10.6 – The AUTHORIZED PARTY shall comply with the following minimum purchase commitment goals of goods, products, equipment and telecommunication systems and data networks with national technology, according to specific regulation on the form of verification, monitoring, accreditation and definitions regarding the technology developed in Brazil, among other devices, to be enacted by Anatel, and laws, especially, the Basic Productive Process – PPB, regulated by Laws No. 8.248 of October 23, 1991, and No. 8.387 of December 30, 1991, and Ordinance No. 950 of the Ministry of Science and Technology of December 12, 2006, as amended, during the effectiveness of the Authorization for Use of Radio Frequency subject to this instrument:

a) From 2012 to December of 2014: 60% of the investments in purchased goods or products, from which 50% shall be in accordance with PPB and 10% in investments in goods or products with technology developed in Brazil.

b) From 2015 to December of 2016: 65% of the investments in purchased goods or products, from which 50% shall be in accordance with PPB and 15% in investments in goods or products with technology developed in Brazil.

c) From 2017 to December of 2022: 70% of the investments in purchased goods or products, from which 50% shall be in accordance with PPB and 20% in investments in goods or products with technology developed in Brazil.

Paragraph 1 – For purposes of this Instrument of Authorization, the purchase commitment goals of national technology product shall apply on the total amount invested during the ascertainment period for the purchase of goods, products, equipment and telecommunication systems and data networks intended specifically for the exploitation of the subject-matter of this Invitation to Bid, among those listed in EXHIBIT I, of Decree No. 5.906 of September 26, 2006, with updated wording.

Paragraph 2 – Until the specific regulation mentioned in section 10.6 is enacted, the AUTHORIZED PARTY shall submit certificates evidencing compliance with the provisions in such section.

Paragraph 3 – In case it is evidenced that no goods, products, equipment and telecommunication systems and data networks with national technology are available in a quantity required to meet the goals established in section 10.6 and paragraphs, such goals shall be temporarily adjusted to the capacity of the national supply.

Section 10.7 – The redemption mentioned in the previous section shall only occur when the assumed commitments are complied with in the manner and term provided for in this instrument.

Section 10.8 – The redemption of each performance bond of the Scope Commitments may be made, at any time, under the terms of EXHIBIT V – METHODOLOGY OF REDEMPTION OF THE PERFORMANCE BONDS OF THE SCOPE COMMITMENTS of this Instrument, upon evidence of compliance with the commitments and delivery of a new guarantee corresponding to the amount of the remaining commitments.

Section 10.9 – The total or partial failure to comply with the assumed commitments relating to the Scope Commitments may imply the lapse of this authorization, in addition to the execution of the performance bonds of the Scope Commitments submitted, in proportion to the commitments assumed and not complied with in regards to the number of municipalities resulting from the Scope Commitments provided for herein.

Section 10.10 – The AUTHORIZED PARTY shall revalidate the performance bond(s) of the Scope Commitments up to twelve (12) months before the expiration of the respective validity term, extending the validity thereof for minimum periods of twenty-four (24) months, and the validity term shall mandatorily comprise the period of analysis of compliance with the commitments until the conclusion thereof and issuance of certificate by ANATEL.

Section 10.11 – The delay in the revalidation of the performance bond(s) of the Scope Commitments may imply the lapse of this authorization.

Section 10.12 – In case of termination of the Authorization, ANATEL may transfer the amount of the performance bond of the Scope Commitments for conclusion of compliance with the commitments assumed and not complied with, until the termination date, within the established terms.

Chapter XI

Sanctions

Section 11.1—Breach of the conditions or commitments undertaken hereby, associated to the Authorization for Use of Radio Frequencies Blocks, shall make the AUTHORIZED PARTY subject to penalties set forth in specific regulations, without prejudice to the civil and criminal penalties.

Chapter XII

Termination

Section 12.1 – This Instrument shall be terminated in its final term or in the event of its improper transfer, as well as upon forfeiture, laches, waiver or annulment of the authorization for telecommunication services used by it.

Sole Paragraph - The authorization for use of radio frequencies shall not be transferred without the corresponding transfer of the award, license or authorization to provide the services related thereto.

Chapter XIII

Legal Regime and Applicable Documents

Section 13.1 – This Instrument is governed, without prejudice to other rules included in the Brazilian legislation, particularly by the LGT, as well as by other regulations issued by ANATEL.

Chapter XIV

Jurisdiction

Section 14.1 – The parties hereby elect the Courts of the Judiciary Section of the Federal Courts of Brasília, Federal District, as the courts of jurisdiction to solve any questions arising from this Authorization Instrument.

Chapter XV

Miscellaneous

Section 15.1 – This Authorization Instrument shall become effective as from publication of its excerpt in the Federal Official Gazette.

Section 15.2 – Upon retaining of services and acquisition of equipment and material connected with the service subject matter of this Instrument, the AUTHORIZED PARTY undertakes to consider the offer from independent suppliers, including domestic ones, and base their decision, with respect to several offers submitted, on the compliance of objective criteria of price, delivery conditions and technical specifications set forth in the relevant regulation.

Section 15.2.1 – In the events the offers are equivalent, the authorized party undertakes to use as a tie breaker criterion the preference for services offered by companies located in Brazil, equipment, software and materials produced in Brazil and, among the latter, for those using national technology. The equivalence referred to in this item shall be assessed whenever coupled with the following:

a)	the national price is lower than or equal to the imported price, brought to the national territory, including taxes levied thereon;

b)	the delivery term is compatible with the service needs; and

c)	technical specifications set forth in the relevant regulation are complied with and have certificate issued by or accepted by ANATEL, when applicable.

Section 15.2.2 – The meaning of services is those concerning research and development, planning, project, implementation and physical installation, operation, maintenance, as well as acquisition of software, supervision and telecommunication system evaluation tests.

IN WITNESS WHEREOF, being fully aware of the provisions and conditions of this Instrument of Authorization, the parties execute it in two (2) copies of equal content and form, in the presence of the witnesses who also execute it, in order for it to produce its legal and lawful effects.

Brasília, October 16, 2012.

By Anatel:

/s/ João Batista de Rezende
JOÃO BATISTA DE REZENDE Chairman of the Board

By the AUTHORIZED PARTY:

/s/ Francisco Valim Tosta Filho
FRANCISCO VALIM TOSTA FILHO President

/s/ João de Deus Pinheiro de Macêdo
JOÃO DE DEUS PINHEIRO DE MACÊDO Officer

WITNESSES:

/s/ Bruno de Carvalho Ramos
BRUNO DE CARVALHO RAMOS

/s/ Filipe Simas de Andrade
FILIPE SIMAS DE ANDRADE

SICAP: 201290171529